CONSENT OF DONALD GRAY

To: United States Securities and Exchange Commission

Re: Endeavour Silver Corp. (the "Company")
Annual Report on Form 40-F
Consent of Expert

This consent is provided in connection with the Company's annual report on Form 40-F for the year ended December 31, 2022 to be filed by the Company with the United States Securities and Exchange Commission (the "SEC") pursuant to the United States Securities Exchange Act of 1934, and any amendments thereto (the "Annual Report"). The Annual Report incorporates by reference, among other things, the Company's Annual Information Form for the year ended December 31, 2022 (the "AIF"), and the Company's Management Discussion and Analysis for the year ended December 31, 2022 (the "MD&A").

I hereby consent to the use of my name and the quotation, summary or incorporation by reference of the portions prepared by me of the following technical reports:

  NI 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Bolañitos Project, Guanajuato State, Mexico, dated December 14, 2022; and

  NI 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Guanaceví Project, Durango State, Mexico, dated December 14, 2022.

incorporated by reference to the AIF and MD&A in the Annual Report.

Dated the 30th day of March, 2023

/s/ Donald Gray

_______________________________________
Donald Gray, SME-RM

Endeavour Silver Corp.